July 9, 2018

Marshall Barber
Executive Vice President and Chief Financial Officer
Six Flags Entertainment Corp
924 Avenue J East
Grand Prairie TX 75050

       Re: Six Flags Entertainment Corp
           Form 10-K for Fiscal Year Ended December 31, 2017
           File No. 001-13703
           Form 10-Q for Fiscal Quarter Ended March 31, 2018
           File No. 001-13703

Dear Mr. Barber:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to the Condensed Consolidated Financial Statements
2. Revenue, page 12

1. We note on page 13 you describe long-term and short-term contracts consisting of contracts with customers with terms greater than one year and less than or equal to one year, respectively. We note both long-term and short-term contracts include season passes. In this regard, please explain why long-term contracts include season passes when it appears their duration is typically valid until the end of an operating season varying by park (e.g. October 2018 or December 2018).


2. We note from your revenue footnote you have entered into multiple agreements to assist
 Marshall Barber
Six Flags Entertainment Corp
July 9, 2018
Page 2
         third parties in the planning, design, development and operation of Six Flags-branded theme parks outside of North America. These international licensing agreements includes pre-opening services such as brand licensing, design and development of parks, management services, and post-opening sales- and usage-based royalty payments, and may involve multiple performance obligations. In this regard, please describe for us in greater detail the nature of the performance obligations identified in your licensing contracts, including the goods and services promised. For each performance obligation, please tell us the significant payment terms and the term over which each of the performance obligations are satisfied and your consideration of the guidance in ASC 606-
         10-25-19 through 22 and 606-10-55-54 through 58 in determining the appropriate accounting treatment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu at (202) 551-3305 with any questions.

FirstName LastNameMarshall Barber
Comapany NameSix Flags Entertainment Corp
                                                             Division of
Corporation Finance
July 9, 2018 Page 2                                          Office of
Transportation and Leisure
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